

December 11, 2013

<u>**Via E-Mail**</u>

Kevin J. Sullivan, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, Floor 34
Boston, MA 02110

      Re: **NTS, Inc.**
             Schedule 13E-3
             Filed November 22, 2013 by NTS, Inc., Tower Three Partners LLC,
                Tower Three Partners Fund II LP, Tower Three Partners Fund II
                GP LP, Tower Three Partners Fund II GP LLC, T3 North
                Holdings, LLC, T3 North Intermediate Holdings, LLC, North
                Merger Sub, Inc., and Guy Nissenson
             File No. 005-78120

             Preliminary Schedule 14A
             Filed November 22, 2013
             File No. 001-32521

Dear Mr. Sullivan:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1.   Please revise the cover page of the proxy statement and the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

2.   Please revise the proxy statement to provide the disclosure required by Item 1010(c) of Regulation M-A. See Item 13 of Schedule 13E-3 and its instructions.

3.   Fill in the blanks in your proxy statement.

Summary Term Sheet, page 2

4.   Please revise the disclosure in the first paragraph under the caption "The Company's Reasons for the Merger…" and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

Special Factors

5.   Revise the appropriate sections such that each filing person discloses why it is undertaking the going private transaction *at this time*. See Item 1013(a) of Regulation M-A.

Background of the Merger, page 13

6.   Refer to the entries for August 2, 2013. Disclose which other members of management Tower Three considered retaining and whether any negotiations have taken place with those individuals.

7.   Given that the special committee was established approximately 40 days prior to the events described in the last fourth paragraph on page 15, please disclose the significance of appointing Mr. Eberwein as the chairman of the committee.

8.   Refer to the first paragraph on page 17. Please explain why the special committee decided to retain a second financial advisor.

9.   Refer to the first paragraph on page 19. Explain why the special committee agreed to the deletion of the majority of disinterested shareholders voting requirement and describe what, if any, discussions the special committee held regarding this term of the merger agreement.

10.   We note that your disclosure refers to preliminary financial analyses of Oberon and B. Riley having been delivered on October 14, 2013. The exhibits that you filed for these presentations are dated October 11, 2013. Please advise or revise.

11.   Refer to the first entry for October 20, 2013, in which you describe the premium to market of the price offered by Tower Three. Please revise this section to describe any negotiations over the transaction price or, if there were no such negotiations, state so and explain why.

12.   For each of Company A, C, D and E, describe the reasons given to you for their ultimate disinterest in making a bid for the company, to the extent known.

The Company's Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors

13.   Please disclose the board's purposes for the transaction. See Item 1013(a) of Regulation M-A.

Board of Directors, page 23

14.   We note that the board of directors considered the Oberon and B. Riley analyses and opinions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board of directors adopted Oberon's and B. Riley's analyses and conclusions as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

15.   Please address how any filing person relying on the Oberon or B. Riley's opinions was able to reach the fairness determination as to unaffiliated security holders given that each fairness opinion addressed fairness with respect to holders of your shares other than the Rollover Investor rather than all security holders unaffiliated with the company.

16.   Revise the first paragraph of page 25 to disclose your net book value.

17.   We note that the merger does not require approval by a majority of the shares held by unaffiliated holders. Revise to state how each fact affected the special committee's fairness determination. See Item 1014(c) of Regulation M-A.

Differing Interests of NTS Shareholders and the Rollover Holder in the Merger, page 26

18.   Please update your disclosure relating to the employment arrangement of the Rollover Holder, as appropriate.

Certain Information Prepared by the Management of NTS, page 28

19.   We note your disclosure in the second paragraph of this section. Note that you are required to disclose the September 21 and 29, 2013 projections even if Tower Three did not use the information. Please revise.

20.   Please disclose the assumptions used in preparing the projected financial information.

21.   We note that you have included non-GAAP financial measures in the projected

financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Opinions of Oberon Securities and B. Riley & Co. to the NTS Board of Directors

22.   Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. *For example*, disclose (i) the enterprise values, EBITDA and LTM information for each comparable company that is the basis for the multiples disclosed on pages 31 and 35 with respect to the Public Comparable Trading and Comparable Companies analyses, respectively, (ii) the transaction data from each transaction that resulted in the multiples disclosed on pages 32 and 36 with respect to the Selected Transaction and Comparable Acquisitions analyses, respectively, and (iii) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections) on pages 32 and 37, respectively.

23.   File the October 15, 2013 presentations as exhibits to Schedule 13E-3. See Item 1016(c) of Regulation M-A.

Position of the Rollover Investors as to the Fairness of the Merger, page 48

24.   Your inclusion of the Holdings Parties and T3 Parties as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure currently stating that these persons "may be deemed" affiliates of the company. Make similar revisions on pages 39 and 40.

25.   Please revise this section to address the detrimental or negative aspects or factors of the transaction affecting these filing persons' fairness determination.

26.   Please revise this section to address the disclosure required by Item 1014(b) and (c) of Regulation M-A and how it affected the fairness determination of the Holdings Parties and T3 Parties.

Description of Financing, page 45

27.   Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Where You Can Find More Information, page 111

28.   We note that you attempt to "forward incorporate" by reference any future filings filed with the SEC from the date of this information statement through the date of

the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to security holders in the information statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions